S.L. Reed & Company
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 5,000	$ 197,850	$ 32,120	$ 234,970
Distribution to Stockholders			(25,000)	(25,000)
Net Income (Loss)	-	-	41,010	41,010
Balance at December 31, 2015	$ 5,000	$ 197,850	$ 48,130	$ 250,980